Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

September 22, 2020

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Churchill Capital Corp V

(formerly known as One Judith Acquisition Corp)
Registration Statement on Form S-1
Initially Submitted June 12, 2020
CIK No. 0001812234

Ladies and Gentlemen:

On behalf of our client, Churchill Capital Corp V (formerly known as One Judith Acquisition Corp), a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we submit in electronic form the Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Amendment No. 2 to Draft Registration Statement on Form S-1, which was submitted on a confidential basis to the Securities and Exchange Commission (the “Commission”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on May 3, 2019.

The Registration Statement reflects the response of the Company to the comment received from the Staff of the Commission (the “Staff”) in a letter dated September 18, 2020. For your convenience, references in the response to page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

1.	We note the revisions here and elsewhere in the draft registration statement related to the amount placed in trust and establishment of a restricted account. Please revise here and throughout the registration statement as appropriate to further distinguish these provisions from other special-purpose acquisition companies’ recently effective registration statements. Please revise to explain how establishment of the restricted account “will help [you] to attract investors who are more likely to be long-term holders of [your] stock and who will remain stockholders after [your] initial business combination,” as noted on pages 18 and 19. Please revise to explain how “this feature will discourage [you] from pursuing an initial business combination that most of [your] stockholders do not wish to participate in.” Please revise to clarify that you could still pursue an initial business combination even if 84% of your investors choose to redeem.

Securities and Exchange Commission
September 22, 2020

Response to Comment 1

In response to the Staff’s comments, the Company has revised the Registration Statement as requested. Please see the cover of the prospectus and pages 14, 15, 18, 19, 34, 93 and 127 of the Registration Statement.

* * * *

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Joel L. Rubinstein, Esq.
Daniel E. Nussen, Esq.
White & Case LLP

Douglas S. Ellenoff, Esq.
Ellenoff Grossman & Schole LLP